# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEMENTOS PACASMAYO SAA, CIK 0001221029
CUSIP: 15126Q109
Title of class of securities: Common Shares, par value S/1.00 per share
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Date of event which requires filing of this statement: 10/21/2026
Amends the filing with accession number 0001104659-26-039944
Filed by CIK 0002016373
Persons authorized to receive notices and communications: Paul K. Humphreys, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000; Michael A. Levitt, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000; Jeremy Barr, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- Inversiones ASPI S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Peru (R5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 common shares, par value S/1.00 per share (the "Common Shares"), of Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anonima abierta) organized under the laws of Peru (the "Company"), outstanding as of October 21, 2026, as disclosed on the Company's website on such date.
- Holcim Ltd. (CIK 0002016373): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 Common Shares outstanding as of October 21, 2026, as disclosed on the Company's website on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value S/1.00 per share
Name of issuer: CEMENTOS PACASMAYO SAA
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Comment: This Amendment No. 3 supplements and amends the Schedule 13D filed on April 4, 2026, as amended by Amendment No. 1 thereto filed on June 17, 2026 and Amendment No. 2 thereto filed on October 16, 2026, relating to the Common Shares of the Company (the "Original Schedule 13D"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by deleting the following sentence: "As of the date hereof, Inversiones has not launched the Public Tender Offer."

Item 4 of the Schedule 13D is hereby further amended by adding the following language at the end of the current Item 4 disclosure:

Tender Offer

On October 21, 2026, Inversiones commenced the U.S. Offer (as defined below) and the Peru Offer (as defined below) for any and all of the issued and outstanding Common Shares, including Common Shares represented by American Depositary Shares (each of which represents five Common Shares) ("ADSs"), for a cash price of S/ 8.93 per Common Share and S/ 44.65 per ADS (the "Offer Price"). The Public Tender Offer is being conducted through two separate but concurrent offers in the United States (the "U.S. Offer") and Peru (the "Peru Offer").

In connection with the U.S. Offer, the Reporting Persons filed a Schedule TO, including an offer to purchase, an ADS letter of transmittal and related materials (collectively, the "U.S. Offering Materials") with the U.S. Securities Exchange Commission (the "SEC") on October 21, 2026. The description of the U.S. Offering Materials contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the U.S. Offering Materials, copies of which are filed as Exhibits 99.3 to 99.7 to this Schedule 13D and are incorporated herein by reference. In addition, the Company is required to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D9 (the ''Schedule 14D-9'') relating to the U.S. Offer within 10 business days from the date of commencement of the U.S. Offer, setting forth whether the Company recommends acceptance or rejection of the U.S. Offer, expresses no opinion and remains neutral towards the U.S. Offer or is unable to take a position with respect to the U.S. Offer, and the reasons therefor.

In connection with the Peru Offer, the Reporting Persons have published a prospectus with the Superintendencia del Mercado de Valores (the "SMV") in accordance with Peruvian law (the "Peru Offer Prospectus").

The U.S. Offer (and related withdrawal rights) will expire at 4:00 p.m., New York City time, on November 20, 2026, unless the U.S. Offer is extended (the "Expiration Date") and the Peru Offer (and related withdrawal rights) will expire at 4:00 p.m., Lima time, on November 20, 2026, unless the Peru Offer is extended. The U.S. Offer and the Peru Offer are not subject to any financing condition and are not conditioned on any minimum number of Common Shares and/or ADSs being tendered.

The Offer Price paid to U.S. holders of Common Shares and holders of ADSs will be converted from Peruvian Soles to U.S. dollars and will be deposited by tender agent for the Peru Offer with the tender agent for the U.S. Offer on the second trading day after the Expiration Date.

If the Public Tender Offer is fully subscribed, based on the number of Common Shares outstanding and not held by the Reporting Persons on October 21, 2026, Inversiones will purchase 211,882,902 Common Shares, including Common Shares represented by ADSs, which would represent approximately 49.99% of the outstanding Common Shares, including Common Shares represented by ADSs, on October 21, 2026, and would result in Inversiones and Holcim beneficially owning an aggregate of 423,868,449 Common Shares, including Common Shares represented by ADSs, which would represent approximately 100.00% of the outstanding Common Shares, including Common Shares represented by ADSs.

The full details of the U.S. Offer and the Peru Offer, including complete instructions on how to tender Common Shares or, if applicable, ADSs, are included in the U.S. Offering Materials and the Peru Offer Prospectus, respectively.

This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Common Shares, ADSs or any other securities, nor is it a substitute for the U.S. Offering Materials, the Schedule 14D or the Peru Offer Prospectus. Any solicitation and offer to buy the Common Shares in the U.S. Offer is only being made pursuant to the U.S. Offering Materials, and any solicitation and offer to buy the Common Shares in the Peru Offer is only being made pursuant to the Peru Offer Prospectus.

U.S. holders of Common Shares or ADSs are urged to read carefully the U.S. Offering Materials as well as the Schedule 14D-9, when it becomes available, because they contain important information, including the terms and conditions of the U.S. Offer. Stockholders may obtain free copies of the U.S. Offering Materials and the Schedule 14D-9 from the SEC's website at www.sec.gov. Holders of Common Shares who wish to tender into the Peru Offer are urged to read carefully the Peru Offer Prospectus and certain press releases and announcements that may be made in Peru, because they contain important information, including the terms and conditions of the Peru Offer. Such materials may not always be filed with the SEC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.3. Schedule TO (incorporated by reference to the Schedule TO filed by the Reporting Persons with the SEC on October 21, 2026).

99.4. Offer to Purchase, dated October 22, 2026 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Reporting Persons with the SEC on October 21, 2026).

99.5. Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Reporting Persons with the SEC on October 21, 2026).

99.6. Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Reporting Persons with the SEC on October 21, 2026).

99.7. Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Reporting Persons with the SEC on October 21, 2026).

## Signatures
- Inversiones ASPI S.A.: /s/ Norberto German Ledea, Norberto German Ledea / Director (10/21/2026)
- Inversiones ASPI S.A.: /s/ Wilter Vera, Wilter Vera / Director (10/21/2026)
- Holcim Ltd.: /s/ Markus Unternaehrer, Markus Unternaehrer / Group Head of Treasury and Tax (10/21/2026)
- Holcim Ltd.: /s/ Lukas Studer, Lukas Studer / Group General Counsel (10/21/2026)